UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on letter from the Ministry of Mines and Energy

—

Rio de Janeiro, March 1, 2023 – Petróleo Brasileiro S.A. – Petrobras informs that it received Official Letter 166/2023/GM-MME from the Ministry of Mines and Energy (MME) yesterday requesting the suspension of the sales of assets for 90 (ninety) days, due to the reassessment of the National Energy Policy currently underway and the establishment of a new composition of the National Energy Policy Council (CNPE), respecting the Company's governance rules, commitments made to government entities and without putting Petrobras' interests at risk.

The Board of Directors will analyze the ongoing processes, from the standpoint of civil law and within the rules of governance, as well as any commitments already made, their punitive clauses and their consequences, so that the governance bodies assess potential legal and economic risks arising, subject to the rules of secrecy and other applicable governing rules.

Material facts will continue to be disclosed to the market.

ww.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

MINISTÉRIO DE MINAS E ENERGIA
Gabinete do Ministro
Esplanada dos Ministérios - Bloco U, 8º andar, Brasília/DF, CEP 70065-900
Telefone: (61) 2032-5039 / gabinete@mme.gov.br

Ofício nº 166/2023/GM-MME

Brasília, 28 de fevereiro de 2023.

Ao Senhor
JEAN PAUL TERRA PRATES
Presidente da Petróleo Brasileiro S.A. - Petrobras
Avenida Henrique Valadares, 28 - 18º andar - Centro
20231-030 - Rio de Janeiro - RJ

Assunto: **Suspensão das alienações de ativos por 90 (noventa) dias.**

Senhor Presidente,

1. Em vista da reavaliação da Política Energética Nacional atualmente em curso, e da instauração de nova composição do Conselho Nacional de Política Energética (CNPE), solicito, respeitadas as regras de governança, bem como os eventuais compromissos assumidos com entes governamentais, possibilidade de suspender, pelo prazo de 90 (noventa) dias, novos processos de desinvestimento e eventualmente os que estejam em trâmite e não concluídos nesta Companhia, desde que esta providência não coloque em risco os interesses intransponíveis da Petróleo Brasileiro S.A. - Petrobras.

2. Visando a subsidiar os estudos sobre o referido planejamento setorial, solicita-se o envio de documentos pertinentes referentes aos processos de desinvestimento, observando-se as regras de sigilo e as demais normas de regência aplicáveis ao fornecimento de dados.

3. Coloco-me à disposição para esclarecimentos adicionais.

Atenciosamente,

ALEXANDRE SILVEIRA

Ministro de Estado de Minas e Energia

Documento assinado eletronicamente por **Alexandre Silveira de Oliveira**, **Ministro de Estado de Minas e Energia**, em 28/02/2023, às 21:32, conforme horário oficial de Brasília, com fundamento no § 3º do art. 4º do Decreto nº 10.543, de 13 de novembro de 2020.

A autenticidade deste documento pode ser conferida no site http://www.mme.gov.br/sei/controlador_externo.php?acao=documento_conferir&id_orgao_acesso_externo=0, informando o código verificador **0726637** e o código CRC **EB5D28D6**.

Referência: Caso responda este Ofício, indicar expressamente o Processo nº 48300.000141/2023-79 SEI nº 0726637

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer